EXHIBIT 11

ESTERLINE TECHNOLOGIES CORPORATION

Computation of Basic and Diluted Earnings Per Common Share

For the Three and Nine Month Periods Ended August 1, 2008 and July 27, 2007

(Unaudited)

(In thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	August 1, 2008	July 27, 2007	August 1, 2008	July 27, 2007

Net Sales	$382,070	$326,376	$1,128,454	$895,900
Gross Margin	119,402	99,642	366,033	273,073

Net Earnings	$20,482	$38,835	$76,651	$71,396

Basic

Weighted Average Number of Shares Outstanding	29,575	25,691	29,466	25,604

Earnings Per Share – Basic	$.69	$1.51	$2.60	$2.79

Diluted

Weighted Average Number of Shares Outstanding	29,575	25,691	29,466	25,604
Net Shares Assumed to be Issued for Stock Options	419	448	428	418

Weighted Average Number of Shares and Equivalent Shares Outstanding – Diluted	29,994	26,139	29,894	26,022

Earnings Per Share – Diluted	$.68	$1.49	$2.56	$2.74